1 4Q 2020 RESULTS 18 February 2021 Delivering on expectations Back to growth in an unexpected year

2 AGENDA 3. REVIEW OF RUSSIA AND GROUP 4. 4Q20 FINANCIAL RESULTS 1. OPENING 2. HIGHLIGHTS AND 2020 ACHIEVEMENTS Kaan Terzioğlu: Co-CEO Nik Kershaw: Head of IR Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO Serkan Okandan: CFO 5. 2021 PRIORITIES Sergi Herrero: Co-CEO

3 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2021, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. PRESENTATION OF THE FINANCIAL RESULTS: All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, Operational Capex, net debt, equity free cash flow, local currency growth) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Reported growth is growth in Group’s reporting currency – USD. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

4 AGENDA 3. REVIEW OF RUSSIA AND GROUP 4. 4Q20 FINANCIAL RESULTS 1. OPENING 2. HIGHLIGHTS AND 2020 ACHIEVEMENTS Kaan Terzioğlu: Co-CEO Nik Kershaw: Head of IR Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO Serkan Okandan: CFO 5. 2021 PRIORITIES Sergi Herrero: Co-CEO

5 FY2020 FINANCIAL PERFORMANCE Delivering in a challenging environment FY2020 meeting our guidance… …with 4Q20 back to growth Revenue $8.0bn (-10.0% reported YoY) -1.6% YoY in local currency +1.4% YoY in local currency (-11.3% reported YoY) EBITDA $3.5bn (-18.1% reported YoY) -2.1% YoY in local currency +0.8% YoY in local currency (-11.6% reported YoY) Operational Capex $1.9bn (+8.5% reported YoY) 23.7% Capex Intensity Net Debt/EBITDA 2.3x 2.0x pre IFRS-16 2020 guidance was: low to mid-single-digit local currency decline in revenue and EBITDA, 22%-24% Capex Intensity. The Group’s target is to keep Net Debt/EBITDA at around 2.4x (2.0x pre IFRS 16) over the medium term.

FY2020 HIGHLIGHTS
Significant achievements in a challenging year

VEON

Key Focus Areas

1

ENHANCING GOVERNANCE & CAPITAL STRUCTURE

- New operating model with leaner HQ
- Significantly lower depository fees for shareholders
- Execution of Pakistan put option in progress
- Sale of Armenia operations
- $3.8bn in debt refinanced in 2020
- Cost of debt -1.5 p.p. YoY and maturity +13 months YoY
- Better currency match: new RUB, UAH and KZT debt

2

CONTINUED PROGESS ON 4G COVERAGE

- Key driver of revenue growth
- Capex investment of $1.9bn +8.5% YoY
- 73% 4G population coverage
- 80mn 4G users, +34% YoY
- 38% 4G penetration across our subscriber base

3

EXECUTING ON RUSSIA TURNAROUND

- New management team established
- Delivering on network improvements
- Customer-centric offers & improved experience
- Positive YoY revenue trend in December 2020
- Focus on digital initiatives

4

GROWING DIGITAL VERTICALS

- 12.2mn JazzCash MAU[1], +67% YoY
- 2.3mn Toffee MAU since launch one year ago
- 2.7mn Beeline TV MAU, +33% YoY
- Venture's investment in ShopUp
- Global Mastercard partnership

1. MAU – monthly active users (term used throughout the presentation)

6

7 4Q 2020 REVENUE: PERCENTAGE POINTS CONTRIBUTION TO YOY GROWTH IN LOCAL CURRENCY GROUP REVENUE BACK TO GROWTH IN 4Q20 • 4Q20 group revenue increased (+1.4% YoY) in local currency terms • This growth in local currency revenue was achieved despite the decline in roaming revenues which accounted for 1.6% of Group revenues in 4Q19 and 0.9% in 4Q20 • The improvement in YoY revenue trends to continue in 2021, supported by the continued Russia turnaround • In Russia, a solid improvement in revenue and subscriber activity levels despite the revenue impact of customer appreciation actions for billing complaints, decline in roaming revenues and loss of the migrant workforce • In 4Q20 mobile data usage was up 36% YoY across the Group, with data revenues up 14.4%. This remains a key driver of revenue growth • Fixed-line revenue grew significantly as working from home became the new normal: +31% YoY in Kazakhstan, +21% YoY in Ukraine, +10% YoY in Russia in 2020 TOTAL REVENUE YOY PERFORMANCE IN LOCAL CURRENCY -10% -5% 0% 5% 10% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec VEON Group revenue excl. roaming VEON Group revenue -1.3% (3Q)-6.9% (2Q)+0.3% (1Q) +1.4% (4Q) Ukraine +15% Pakistan +4% Kazakhstan +20% Bangladesh +2% Algeria -7% Russia -2% Other Total GroupYoY local currency - positive - negative - total +1.4 -0.3 -1.0 -0.6 +0.1+0.5 +1.0 +1.6

8 CONTINUED PROGRESS ON 4G COVERAGE, QUALITY AND UPTAKE Driving growth across our businesses 1. Data usage, Churn and ARPU comparisons are for one month active 4G users (that use both voice and data services) against one month active total mobile customer base 4G USER BASE AND PENETRATION (users in millions and penetration in percentages, %) 2x to 4x higher versus average consumption Data usage 2x less than total base Churn 1.5x to 2x higher than total base ARPU 66% +3ppYoY DATA USER PENETRATION 46% +9pp YoY 4G SMARTPHONE PENETRATION 38% +10pp YoY 4G USER PENETRATION +20M 4G users +34% YoY +5M 4G users +7% QoQ +11M self-care app users +76% YoY 60 65 67 75 80 28% 31% 33% 36% 38% 4Q19 1Q20 2Q20 3Q20 4Q20 The 4G uplift1

9 COMBINED GROUP PORTFOLIO VEON INFRASTRUCTURE One of the largest emerging markets tower portfolios • Establishment of dedicated business units, country by country • Take advantage of latent value of an asset class in high demand globally • Focusing on various opportunities, from improving efficiency of operation to monetization of tower infrastructure assets c.50,000 TOWERS Note: towers – ground towers and poles, excluding rooftops INFRASTRUCTURE THAT COVERS 9% OF THE WORLD POPULATION

10 AGENDA 3. REVIEW OF RUSSIA AND GROUP 4. 4Q20 FINANCIAL RESULTS 1. OPENING 2. HIGHLIGHTS AND 2020 ACHIEVEMENTS Kaan Terzioğlu: Co-CEO Nik Kershaw: Head of IR Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO Serkan Okandan: CFO 4. 2021 PRIORITIES Sergi Herrero: Co-CEO

EXECUTING ON RUSSIA TURNAROUND
Management team established



Alexander Torbakhov,
Chief Executive Officer



Svetlana Kirsanova,
B2C



Maxim Zaykov,
B2B



George Held,
Digital



Dmitry Mashin,
Moscow Region



Ekaterina Kudryashova,
Central Region



Dmitry Glotov,
West Region



Andrey Pyatakhin,
South Region



Maxim Sharkov,
East Region



Lyudmila Smirnova,
Finance



Valeriy Shorzhin,
Technology



Maria Elaeva,
Customer Experience



Igor Bardintsev,
Data Intelligence



Olga Filatova,
People



Viktor Biryukov,
Legal



Anton Rubenchik,
ICT

Joined Beeline team in 2020

11

12 17.0 18.0 19.7 20.4 20.7 20.1 21.7 22.6 33% 35% 38% 39% 41% 42% 46% 48% 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration EXECUTING ON RUSSIA TURNAROUND Ongoing investment delivering results 41 39 47 63 74 2016 2017 2018 2019 2020 17 25 36 49 62 2016 2017 2018 2019 2020 100% 4G coverage in Moscow metro stations, which has 7mn daily commuters Stepping up our investment 4G stations almost doubling every 2 years VoLTE platform to improve voice services, used by one out of three clients OPERATIONAL CAPEX2 (RUB Billion) 4G Base Stations (thousands) STRONG GROWTH IN 4G USERS (Million and % of penetration1) • Increase in data speeds: +74% Moscow, +19% Novosibirsk, +42% Volgograd, +21% Barnaul, +25% Voronezh • Lower call drop rates : -13% Russia, incl. -17% Moscow, -24% Saint-Petersburg, -20% Krasnodar • Data traffic up 5-fold in Moscow metro 1. % of Active 4G data users in total 3 months active customer base (excluding M2M) 2. Operational Capex – capital expenditures before licenses and lease payments IMPROVED NETWORK EXPERIENCE: (2H20 vs 2H19)

13 EXECUTING ON RUSSIA TURNAROUND On track to return to growth • Steady sequential improvement in YoY revenue trends during 2H20, from -6.8% in 3Q20 to -2.0% in 4Q20. December and January ’21 positive YoY revenues • 4Q20 service revenue (excluding roaming and the impact of the stricter content policy) declined by only -0.6% YoY • 50 million mobile subscribers in 4Q20; a return to growth (+0.3% QoQ) after four quarters of decline • EBITDA impacted by revenue decline, stricter content policy and loss in roaming, as well as higher network expenses • With encouraging positive revenue trends Russia’s turnaround is well on track return to positive YoY growth REVENUE (RUB Billion) 74.7 73.4 67.5 65.5 69.6 71.9 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 -2.0% YoY 33.9 29.7 28.2 25.7 27.7 26.2 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 EBITDA (RUB Billion) -11.9% YoY SERVICE REVENUE adj. for roaming & impact of content policy1 (RUB Billion) 62.9 61.2 58.9 58.7 59.8 60.8 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 -0.6% YoY -15% -10% -5% 0% 5% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Total revenue Service revenue adj. for roaming & impact of content policy 1. Total service revenue excluding revenue from roaming and revenue from content subscriptions, which was impacted by stricter content policy YOY PERFORMANCE IN LOCAL CURRENCY 1

EXECUTING ON RUSSIA TURNAROUND
Improving distribution and customer experience

Beeline VEON

872 stores closed in 2 years

Number of stores including own offices and franchise (thousands)



-18%
4.9
4.6
4.0
2018
2019
2020

Beeline e-sim sales increased 4x QoQ



9:41
eSIM

- E-sim sales up 4-fold QoQ
- Beeline first to introduce distance activation of e-sim
- Sold in shops, through MyBeeline and re:Store

MyBeeline web & app reaches 31% of subscriber base[1]

MyBeeline app MAU
(million)



+27% YoY
6.9
7.6
7.8
8.1
8.8
4Q19
1Q20
2Q20
3Q20
4Q20

Customer experience digitalization



- 5-fold increase in revenue from devices sold online during 2H20
- +10% YoY SIM cards sold online
- Partnerships with online stores: MVideo, OZON, etc.

1. Penetration is calculated based on one-month active MyBeeline users divided by one-month active subscribers (B2C, excluding M2M)

14

EXECUTING ON RUSSIA TURNAROUND
Improved customer journey, with better offers and experience

Beeline VEON

"Z": meeting flexible demand of Gen Z

- Offer with the highest NPS
- GB & minutes curator
- on demand, zero waste
- GB & min – no expiry date

Innovative offer fully managed through MyBeeline



Quality supporting churn improvement

Churn rate
(quarterly %)



12.8%
12.7%
13.8%
9.5%
10.6%
4Q19
1Q20
2Q20
3Q20
4Q20

-2.3p.p. YoY in 4Q20

Friends & family offer

+20% YoY subscriptions
- sharable between 3 people
- unlimited data on messengers
- +home internet
- +BeelineTV free for 2 months
- Converged offers

Best offer for multi-user groups



Prioritizing multiplay: 3 million monthly users

4G users using one of Beeline's digital services

- **Data usage** — **3x higher** versus average subscriber
- **Churn** — **3x less** than total base
- **ARPU** — **2x higher** than ARPU of total base

15

EXECUTING ON RUSSIA TURNAROUND
Fixed-line becomes growth engine

4Q20 fixed-line revenue +9.7% YoY...

TOTAL REVENUE, FIXED-LINE
(RUB Billion)



+9.7% YoY
9.3
9.3
9.3
9.7
10.2
4Q19
1Q20
2Q20
3Q20
4Q20

- Targeted investment has seen a revitalization of our fixed line business over the past year, +200,000km of fiber
- 3 elements: B2B, B2C and Fiber to the Site
- +41% YoY growth in fixed-line traffic, as working from home becomes the new normal
- +34% cities with speed 100+ Mb/sec, Moscow 500+ Mb/sec

.. supported by strong broadband performance

BROADBAND CUSTOMERS
(Million)



+8.2% YoY
2.6
2.7
2.7
2.8
2.8
4Q19
1Q20
2Q20
3Q20
4Q20

- 54% of broadband customers using fixed-mobile converged services
- Broadband revenue +4% YoY in 4Q20
- 13.9 million home passes

16

17 EXECUTING ON RUSSIA TURNAROUND Digital services supporting B2B growth B2B revenue +11% in 4Q20 B2B TOTAL REVENUE YOY GROWTH (%) 3% 7% 4% 5% 11% 4Q19 1Q20 2Q20 3Q20 4Q20 LEVERAGING DIGITAL EXPERTISE TO ENRICH B2B OFFER: ‘Analytics-in-a-box’ approach to serve unmet business needs in geo-analytics, video-analytics and audio-analytics Impressive performance in 4Q20 • Big Data revenue +44% YoY • AdTech +14% YoY • 9-fold increase YoY in revenue system integration services - solutions for business digitalization Out today’s clients include:

18 GROWING DIGITAL VERTICALS Russia: focusing on three digital verticals 606060 Market size, 2020 $110bn 2020-2025 CAGR +15% FinTech AdTech Entertainment • Underbanked population: 20% • Debit card penetration: 65% • Traditional banks dominate • Effective credit scoring • Growing demand for tailored solutions and integrated experiences • Digital Ad market: $4bn • Digital Ad spend / user: $38 • Fragmented market with multiple players and low-price points • Relatively low penetration: 47% pay TV, 35% OTT pay TV, 56% gaming • Significant long-term upsell opportunities Market size, 2020 $8bn 2020-2025 CAGR +13% Market size, 2020 $1.5bn 2020-2025 CAGR +8% • BEELINE ADVANTAGES: • (1) >50mn customers; (2) Data ownership & Big Data capabilities; (3) Connectivity infrastructure • (4) Expand existing strategic partnerships that broaden Beeline’s customer and product reach into adjacent industries 1. Source: Statista, Central banks, Omdia, Global data, World bank, Oxford economics

GROWING DIGITAL VERTICALS
Russia: already delivering results

VEON

FinTech

Partnership with Alfa Bank



- Co-branded financial instruments: credit and debit cards, loans, micro credit, etc.
- Big Data with deep integration and high frequency transactions
- Mobile ID - application process 3x faster

20%
AlfaBank cards sold today are co-branded

+29%
Dec'20 MoM credit cards sales

AdTech

Partnership with X5 Retail

Пятёрочка Билайн

- Indoor marketing based on Big Data analytics

250
X5 retail stores

300,000
Daily audience

- Seamless consumer receipts data exchange between retail stores (physical and online) and tax authority

82k
Cash machines connected

350
Cheques per second

Entertainment

Beeline TV

- Beeline's next-generation recommendation engine draws on big data:
  - consumer behavior on both media and internet
  - physical geographical movements

2.7mn
MAU 4Q20

+33%
MAU YoY growth

+2.5x
YoY increase in watching hours

19

20 GROWING DIGITAL VERTICALS Establishing dominant local ecosystems 606060 12.2mn (+67% YoY) Active Users +56,800 Active Merchants in 2020 2.27Tln PKR Value Processed 3.7-fold increase in total revenues in 2H20 vs 1H20 +260% B2B Commerce revenue increase in 2H20 vs 1H20 Doubled value of monthly digital credit disbursements through 2H20 2.3mn MAU in one year +53% Dec/Nov’20 Engagement time #1 app Entertainment, Google play Bangladesh’s leading full-stack B2B platform for online & offline SMEs Double-digit market growth in Bangladesh in entertainment >50% of people with no bank account in half of our markets Only 20-25% financial inclusion in Pakistan 70% Customers are not (yet) Banglalink sim users Financial Services eCommerce Entertainment

21 PAKISTAN Leading the market, reaching record revenues in 4Q20 4G USERS AND PENETRATION (Million and %) 13.0 15.5 17.7 19.1 22.2 25.0 22% 26% 29% 30% 35% 38% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration 45.4 50.5 49.3 47.1 50.7 52.3 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 0.0 10.0 20.0 30.0 40.0 50.0 60.0 70.0 REVENUE (PKR Billion) +3.6% YoY 22.3 24.9 22.9 21.7 31.4 23.2 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 EBITDA1 (PKR Billion) -6.8% YoY 1. 3Q20 EBITDA was positively impacted by a reversal of a provision (PKR 8.6 billion) • 4G users +9.5mn YoY in 2020, resulting in 38% 4G subscriber penetration (+12p.p. YoY) in 4Q20 • Continued network investment, leading the market on 4G growth • Driving customer engagement through digital self-care with Jazz World reaching over 7.8 million MAU (+122% YoY) • EBITDA impacted as we invest to accelerate growth in JazzCash, as well as by re-classification of amortization of the Ex-Warid license and a positive one-off in 4Q19. Excluding these, EBITDA in 4Q20 increased by 9% YoY • Regulatory engagement on license renewal and tax matters continues

22 UKRAINE Strong results, building on the best 4G network 5.8 5.8 6.0 6.0 6.5 6.7 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 +15.2% YoY 3.8 4.0 4.0 4.1 4.4 4.5 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 +10.4% YoY • Progressing on 4G rollout with base stations +45% YoY; Kyiv metro coverage 98% (now in 47 stations) • Increase in MyKyivstar users to 2.9 million (+81% YoY), strong growth in Kyivstar TV users to 433,000 (+73% QoQ) • B2B revenue growth 8% YoY, Microsoft partnership concluded, policy of open API, AdTech, growth in Big Data and Analytics deals • Growth in fixed-line revenue of 21% YoY as a result of FTTB rollout, working from home is the new normal and growth in B2B segment • Kyivstar corporate social responsibility program “Smartphone for parents” received international recognition – European Excellence Awards 2020 • For 2021, double digit growth in revenue set to continue Note: 4G users were restated for historical periods to fully comply with the Group definition of 3 months active 4G USERS AND PENETRATION (Million and %) REVENUE (UAH Billion) EBITDA (UAH Billion) 6.3 7.2 7.8 7.8 8.8 9.3 24% 27% 30% 31% 34% 36% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration

23 KAZAKHSTAN 20% year-on-year growth in revenue as 4G momentum continues 44.5 45.5 46.0 46.4 50.9 54.5 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 +19.8% YoY 23.0 22.7 24.6 25.3 26.9 32.5 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 +42.8% YoY • Acceleration in 4G subscriber growth coupled with expansion of 4G ARPU driving data revenue • Beeline 4G network covered 1.4 million new residents in 2020 • Self-care app users reached 1.9 million, almost doubled YoY • Growth of fixed-line revenue by 31% YoY • Beeline TV users up 99% YoY, reaching 386K MAU, due to increased sales in fixed business and integration of TV offer in mobile bundles • Increase in financial services by 40% YoY in wallet users, reaching 710,000 • EBITDA increase as a result of strong revenue performance and a tax incentive for radio frequencies (KZT 4.8 billion) • Roll-out related to expanding rural coverage via network sharing in progress 4G USERS AND PENETRATION (Million and %) REVENUE (KZT Billion) EBITDA (KZT Billion) 4.0 4.2 4.2 4.2 4.8 5.2 39% 41% 44% 44% 50% 54% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration

24 AGENDA 3. REVIEW OF RUSSIA AND GROUP 4. 4Q20 FINANCIAL RESULTS 1. OPENING 2. HIGHLIGHTS AND 2020 ACHIEVEMENTS Kaan Terzioğlu: Co-CEO Nik Kershaw: Head of IR Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO Serkan Okandan: CFO 5. 2021 PRIORITIES Sergi Herrero: Co-CEO

25 FINANCIAL RESULTS 4Q20 Results -11.3% reported YoY +1.4% local currency YoY REVENUE $2.0bn 23.7% Capex intensity +16.5% reported YoY OPERATIONAL CAPEX $674m -27.6% YoY NET PROFIT $35m (2.0x pre IFRS-16 in 4Q20) NET DEBT/ LTM EBITDA 2.3X EBITDA $0.8bn EBITDA MARGIN 41.4% -0.1p.p YoY -11.6% reported YoY +0.8% local currency YoY

26 FINANCIAL RESULTS Key financial highlights 1. EBITDA Adjusted in FY19 excludes special compensation of USD 38 million and other operating income of USD 350 million 2. One-off items include non-cash impairments, in addition FY19 excludes special compensation of USD 38 million and other operating income of USD 350 million (tax affects are ignored) USD million 4Q20 4Q19 YoY% reported YoY% in local currency FY20 FY19 YoY% reported YoY% in local currency Revenue 1,998 2,254 -11.3% +1.4% 7,980 8,863 -10.0% -1.6% EBITDA 826 935 -11.6% +0.8% 3,453 4,215 -18.1% -11.3% EBITDA Margin 41.4% 41.5% -0.1p.p. -0.2p.p. 43.3% 47.6% -4.3p.p. -4.4p.p. EBITDA Adj.1 826 935 -11.6% +0.8% 3,453 3,827 -9.8% -2.1% EBITDA Margin Adj.1 41.4% 41.5% -0.1p.p. -0.2p.p. 43.3% 43.2% -0.1p.p. -0.2p.p Impairments 7 -8 n.m. -785 -108 n.m. Net Profit 35 48 -27.6% -315 683 n.m. Net Profit before one-off items2 28 56 -49.2% 469 403 +16.4% Operational Capex 674 579 +16.5% +32.7% 1,889 1,741 +8.5% +19.7% Capex intensity (LTM) 23.7% 19.6% +4.0p.p. +5.9p.p. 23.7% 19.6% +4.0p.p. +5.9p.p.

FINANCIAL RESULTS
4Q20 Revenue breakdown

USD MILLION



-11.3% YoY reported
2,254
+36
+23
+12
+3
-9
-14
-22
-16
2,267
-269
1,998
4Q19 reported total revenue
Ukraine
Kazakhstan
Pakistan
Bangladesh
Uzbekistan
Algeria
Russia
Other[1]
4Q20 local currency total revenue
FOREX
4Q20 reported total revenue
YoY local currency
+15.2%
+19.8%
+3.6%
+2.4%
-15.0%
-7.2%
-2.0%
+1.4%
-11.3%

- Continued recovery in operational trends and improved dynamics in Russia supported a return to growth for Group revenues in local currency terms (+1.4% YoY), although currency headwinds drove reported revenues lower (-11.3% YoY)
- Ukraine, Kazakhstan, Pakistan and Bangladesh recorded growth in local currency revenues, with other markets, except Algeria, recorded improved YoY trends versus 3Q20
- Strong growth in 4G users in 4Q (+7% QoQ) helped drive both a rebound in the Group mobile subscriber base (209 million in 4Q, versus 207 million in 3Q) and double-digit mobile data growth in local currency terms (+14.4% YoY)

1. Other mainly includes the results of Kyrgyzstan, Armenia, Georgia, corporate and other global operations and services, and intercompany eliminations.

27

FINANCIAL RESULTS
4Q20 EBITDA breakdown

USD MILLION



-11.6% YoY reported
935
+25
+17
+2
-8
-11
-15
-55
+64
-17
938
-112
826
4Q19 reported EBITDA
Kazakhstan
Ukraine
Bangladesh
Algeria
Pakistan
Uzbekistan
Russia
HQ
Other[1]
4Q20 local currency EBITDA
FOREX
4Q20 reported EBITDA

EBITDA margin	**41.5%**	59.6%	66.5%	40.9%	46.1%	44.4%	36.0%	36.4%					**41.4%**

- EBITDA growth of 0.8% YoY in local currency, reflecting the double-digit growth in Ukraine and Kazakhstan against the EBITDA decline in Russia, Pakistan and Uzbekistan
- Russia EBITDA decline reflects the impact of lower service revenue, including the loss of higher-margin roaming revenues and content services revenues (due to customer appreciation measures taken), an increase in network costs due to the acceleration in network rollout and insourcing of maintenance activities
- Reported EBITDA decline of 11.6% YoY mainly reflects increased currency headwinds of USD 112 million, slightly higher than in 3Q20 (USD 90 million). HQ costs of USD 41 million in 4Q20, was down 61% YoY

1. Other primarily includes the results of Kyrgyzstan, Armenia, Georgia, other global operations and services, Intercompany eliminations

28

29 EQUITY FREE CASH FLOW2 GENERATION IN 2020 (USD million) FINANCIAL RESULTS FY20 Cash flow generation 528 1,745 463 423 201 166 132 26 4 4 -20 -178 -3 Russia Ukraine Pakistan Algeria Kazakhstan Bangladesh Uzbekistan Armenia (9 month) Georgia Kyrgyzstan HQ Eliminations Group OPERATIONAL CASH FLOW1 GENERATION IN 2020 ((USD million) 3,453 357 -1,708 -471 -472 -388 -70 -5 18 EBITDA Cash Capex Net financial costs (excl. lease payments) Lease payments (incl. interest and principal) Net tax paid License payments Working capital and provisions movements Disposal of assets and other Group Equity Free Cash Flow Note: 1. Operational Cash Flow is defined as EBITDA less Cash Capex, see appendix for reconciliations 2. Equity free cash flow is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments

30 FINANCIAL RESULTS 2020 debt transactions extended maturity & lowered cost of debt COST OF DEBT 1.5 p.p. LOWER THAN 4Q19, GENERATING $100mn IN ANNUAL RUN-RATE SAVINGS • $300 million tap issuance of existing 4.0% notes (2025), at a price of 103.75% (effective yield 3.18%) • $6.5 billion global MTN program established with three issuances in 2020 - RUB 20bn ($260mn), 6.3% 2025 - RUB 10bn ($130mn), 6.5% 2025 - $1.25bn, 3.375% 2027 • Refinanced RUB 100bn ($1.5bn) with Sberbank across different tranches at 7.35% and CBR+2.2/2.4% • Refinanced RUB 30bn ($420mn) with VTB at CBR+1.85% 2025 • Facility with AlfaBank refinanced and increased to RUB 30bn ($420mn) at 7.5% 2025 • Concluded early redemption of $600mn 3.95% notes due June 2021 • VEON’s subsidiaries in Ukraine and Kazakhstan signed bilateral long-term loan agreements in local currencies for $170mm • Banglalink’s $300mn external loan repaid AVERAGE COST OF DEBT (%) AVERAGE MATURITY OF DEBT (in years) 7.4% 6.8% 6.4% 6.1% 5.9% 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 2.4 2.3 2.7 2.8 3.5 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20

31 2021 2022 2023 2024 2025 2026 2027 USD RUB PKR BDT KZT UAH 52% 43% 5% USD RUB PKR 61% 30% 6% 3% USD RUB PKR BDT, KZT, UAH 74% 5% 5% 5% 4% 2% 4% USD RUB PKR BDT DZD EUR 4Q20 GROUP CASH CURRENCY MIX FINANCIAL RESULTS Capital structure as at 31 December 2020 4Q20 GROUP NET DEBT1 CURRENCY MIX (AFTER HEDGING2) GROUP DEBT MATURITY SCHEDULE1 4Q20 GROUP GROSS DEBT1 CURRENCY MIX 1. Excluding lease liabilities 2. For Q4 2020 the amount of USD debt swapped to RUB amounted to USD 360 million. USD BILLION USD 6.1bn USD 7.7bn USD 1.6bn TOTAL LIQUIDITY OF $3.2 BILLION 0.4 1.0 2.1 1.1 1.7 1.3 0.1

32 5,901 (pre IFRS-16) 6,108 (pre IFRS-16) 491 126 188 110 385 -7 -826 Net debt 30 September 2020 Cash capex (incl. licenses) Financial charges FOREX and other Taxes Lease payments, capitalised leases and other Working capital and provisions EBITDA Net debt 31 December 2020 FINANCIAL RESULTS 4Q20 Net debt and leverage development USD MILLION 1 N e t D e b t / L T M E B I T D A ( p r e I F R S - 1 6 ) 1.9x 2.0x N e t D e b t / L T M E B I T D A 2.3x2.1x 1,879 (lease liab.)1,619 (lease liab.) 7,987 7,520 1. FOREX and Other mainly consists of FOREX (USD 124 million), partly offset by other investing activities.

33 FY 2021 OUTLOOK Return to full year growth with financial discipline FY2020 Actual FY 2021 Guidance Total Revenue -1.6% YoY in local currency Low to mid-single-digit local currency growth in revenue and EBITDA EBITDA -2.1% YoY in local currency Capex intensity 23.7% 22-24%

34 AGENDA 3. REVIEW OF RUSSIA AND GROUP 4. 4Q20 FINANCIAL RESULTS 1. OPENING 2. HIGHLIGHTS AND 2020 ACHIEVEMENTS Kaan Terzioğlu: Co-CEO Nik Kershaw: Head of IR Kaan Terzioğlu: Co-CEO Sergi Herrero: Co-CEO Serkan Okandan: CFO 5. 2021 PRIORITIES Sergi Herrero: Co-CEO

35 FY 2021 PRIORITIES 4G network rollout at 2020 pace, enabling substantial 4G take-up in our customer base Russia revenue and customer base back to YoY growth Build digital scale through targeted verticals (Russia, Kazakhstan) and leading local ecosystems (Pakistan, Bangladesh and others) Further optimize capital structure and streamline portfolio Focus on cost efficiencies across the Group 1 2 4 5 6 Double-digit growth in aggregate from Ukraine, Pakistan and Kazakhstan3 Establishment of tower business units, country by country to grow efficiencies, alliances and value7

©VEON Ltd 2019 APPENDIX

37 REVENUE (DZD Billion) DATA REVENUE (DZD Billion) 10.7 11.1 9.7 8.2 10.2 10.2 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 7.2 7.8 8.2 8.0 8.3 8.4 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 23.6 23.7 22.3 20.6 22.3 22.0 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 0.0 5.0 10.0 15.0 20.0 25.0 ALGERIA 1. % of Active 4G data users in total 3 months active customer base. Note: 4G users were restated for historical periods to fully comply with the Group definition of 3 months active -7.2% YoY +7.5% YoY 4G USERS AND PENETRATION (Million and %) EBITDA (DZD Billion) KEY OPERATIONAL METRICS 4G Smartphone penetration 47% +8 p.p. YoY Data revenue % of mobile service revenue 38% +5 p.p. YoY 4G subscriber base penetration1 40% +8 p.p. YoY 52% 4G Population Coverage +14 p.p. YoY Total mobile subscribers 14 million -3% YoY 4.5 4.7 5.1 5.2 5.5 5.7 30% 32% 36% 37% 38% 40% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration -8.2% YoY

38 REVENUE (BDT Billion) DATA REVENUE (BDT Billion) 4.7 4.5 5.0 4.6 5.1 4.6 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 2.3 2.3 2.7 2.9 2.8 2.9 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 11.4 11.1 11.6 11.1 11.5 11.4 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 0 2 4 6 8 10 12 14 BANGLADESH 1. % of Active 4G data users in total 3 months active customer base. +2.4% YoY +4.0% YoY +22% YoY 4G USERS AND PENETRATION (Million and %) EBITDA (BDT Billion) KEY OPERATIONAL METRICS 4G Smartphone penetration 27% +8 p.p. YoY Data revenue % of mobile service revenue 26% +4 p.p. YoY 4G subscriber base penetration1 24% +12 p.p. YoY 60% 4G Population Coverage +31 p.p. YoY Total mobile subscribers 33 million -1% YoY 3.4 3.8 5.4 5.9 7.0 8.0 10% 11% 16% 18% 21% 24% 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 4G users 4G penetration

39 1. Data revenue YoY growth refers to local currency growth 2. % of Active 4G data users in total 3 months active customer base EXECUTING ON 4G GROWTH OPPORTUNITIES IN OTHER MARKETS UZBEKISTAN • -1% YoY increase in data revenue1 • 11% YoY increase in 4G users • 52% 4G population coverage2 • 4% YoY increase in ARPU KYRGYSTAN • 11% YoY increase in data revenue1 • 27% YoY increase in 4G users • 90% 4G population coverage2 GEORGIA • -3% YoY decrease in data revenue1 • 11% YoY increase in 4G users • 90% 4G population coverage2

40 CAPITAL EXPENDITURE 1. Last twelve months (LTM) Operational Capex intensity is calculated as last twelve months operational capex divided by last twelve months total revenue. OPERATIONAL CAPEX (EXCL. LICENSES) & CAPEX INTENSITY1 (USD million) 4Q20 OPERATIONAL CAPEX (EXCL. LICENSES) 57.2% 11.3% 6.6% 7.3% 4.5% 7.2% 5.9% Russia Pakistan Ukraine Kazakhstan Algeria Bangladesh Other 324 579 368 492 354 674 17.0% 19.6% 19.5% 20.8% 21.8% 23.7% 10.00% 15.00% 20.00% 25.00% 30.00% 35.00% 40.00% 45.00% 0 100 200 300 400 500 600 700 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 Op. Capex LTM Op. Capex intensitiy 1 CONTINUED INVESTMENT IN 4G INFRASTRUCTURE TO CAPTURE STRONG DATA DEMAND

41 DEBT BY ENTITY1 1. Excluding lease liabilities 2. As of December 2020, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 7 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 31 DECEMBER 2020 USD MILLION EQUIVALENT Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts 2 and other Total VEON Holdings B.V. 4,835 1,895 7 6,737 Pakistan Mobile Communications Limited - 425 - 425 PJSC VimpelCom 271 - - 271 Private Joint Stock Company Kyivstar - 142 - 142 Banglalink Digital Communications Ltd. - 88 - 88 Other - 12 3 15 Total 5,106 2,562 10 7,678 Total excl. cash pool overdrafts 7,669

42 EBITDA NON-RECURRING ITEMS USD million 4Q20 4Q19 YoY% FY2020 FY2019 YoY% EBITDA 826 935 -11.6% 3,453 4,215 -4.3% Non-recurring items excluded from EBITDA Adjusted Vendor settlement - - - - (350) - Special compensation to Kcell - - - - (38) - Non-recurring items included into EBITDA Adjusted Reversal of a provision in Pakistan - - - (52) - - Provision in Uzbekistan - - - 15 - - Reclass of Pakistan license amortization - - - 10 - - Tax regime change in Pakistan - - - - (37) - GTH tax settlement provision at HQ - - - - 35 -

43 2020 IMPAIRMENTS VEON has recognised a non-cash impairment charges of $785 million for 2020, of which $723 million against goodwill in Russia. Goodwill is tested for impairment annually (at September 30) or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash- generating unit. In addition to the above, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment In recent years, Beeline Russia has seen a decline in its subscriber and revenue market share on the back of competitive pressures in the market, which have impacted both revenues and profitability. This underperformance has negatively impacted the fair value of our Russian business, and over time has eroded the existing headroom over the book value of the business. The impact of a weaker Russian ruble, along with ongoing COVID lockdowns and associated travel restrictions, have had a negative impact on consumer spending, which weakened during the quarter. Together with a slower than anticipated recovery in Beeline’s ARPU, which has in turn impacted our future projected revenue, as well as the low market capitalization of the Group, a revision to our previous estimates has been deemed necessary. Based on these revisions, VEON recorded an impairment of $723 million against the carrying value of goodwill in Russia in the third quarter of 2020. Management anticipates further improvement in operational KPIs including network performance metrics and subscriber trends in the first half of 2021 with positive YoY growth in total Russian revenue during the period. Key assumptions for Russia 30 September 2020 Discount rate 10.1% Average growth rate1 3.9% Average operating margin1 32.0% Average CAPEX / revenue1,2 26.8% 1 Based on explicit forecast period of five years (2021-2025) and terminal period (2026), excludes intervening period of 2020 2 CAPEX excludes licenses and right-of-use assets

44 RECONCILIATION TABLES extract from VEON Ltd.’s Earnings Release RECONCILIATION OF CONSOLIDATED EBITDA RECONCILIATION OF CAPEX RECONCILIATION OF EQUITY FREE CASH FLOW USD mln unaudited 4Q20 4Q19 FY20 FY19 Cash paid for purchase of property, plant and equipment and intangible assets 491 487 1,778 1,684 Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets 467 197 605 396 Capital expenditures 958 684 2,383 2,081 Less capital expenditures in licenses and other (3) (2) (54) (34) Capital expenditures excl. licenses 955 682 2,329 2,046

RECONCILIATION TABLES
extract from VEON Ltd.'s Earnings Release

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

4Q20 compared to 4Q19

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	(2.0%)	(16.0%)	(18.0%)	(11.9%)	(14.5%)	(26.4%)
Pakistan	3.6%	(3.3%)	0.3%	(6.8%)	(2.9%)	(9.8%)
Ukraine	15.2%	(16.4%)	(1.2%)	10.4%	(15.9%)	(5.4%)
Algeria	(7.2%)	(7.0%)	(14.2%)	(8.2%)	(7.0%)	(15.2%)
Bangladesh	2.4%	0.0%	2.4%	4.0%	0.0%	4.0%
Kazakhstan	19.8%	(11.0%)	8.8%	42.8%	(12.9%)	29.9%
Uzbekistan	(15.0%)	(7.5%)	(22.5%)	(44.2%)	(4.9%)	(49.1%)
Total	1.4%	(12.7%)	(11.3%)	0.8%	(12.5%)	(11.6%)

FY20 compared to FY19

	Total Revenue			EBITDA		
	Local currency	Forex and Other[1]	Reported	Local currency	Forex and Other[1]	Reported
Russia	(5.3%)	(9.5%)	(14.8%)	(14.9%)	(8.2%)	(23.2%)
Pakistan	0.8%	(7.5%)	(6.6%)	(0.9%)	(7.6%)	(8.4%)
Ukraine	12.4%	(5.1%)	7.3%	15.6%	(5.5%)	10.2%
Algeria	(5.7%)	(5.4%)	(11.1%)	(9.4%)	(5.2%)	(14.6%)
Bangladesh	0.7%	(0.6%)	0.1%	2.9%	(0.6%)	2.3%
Kazakhstan	15.3%	(16.8%)	(1.5%)	23.0%	(25.1%)	(2.2%)
Uzbekistan	(12.7%)	(10.5%)	(23.3%)	(43.6%)	(6.3%)	(49.9%)
Total	(1.6%)	(8.4%)	(10.0%)	(2.1%)	(15.9%)	(18.1%)

[1] In 2Q19 exceptional item of a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares and a one-off vendor payment of USD 350 million received in 1Q19.

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 December 2020	30 September 2020	30 June 2020
Net debt	**7,987**	**7,520**	**8,166**
Cash and cash equivalents	1,594	1,081	1,166
Long - term and short-term deposits	1	1	21
Gross debt	**9,582**	**8,602**	**9,353**
Interest accrued related to financial liabilities	92	105	92
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(5)	(7)	(6)
Derivatives not designated as hedges	325	377	320
Derivatives designated as hedges	1	-	88
Other financial liabilities	60	94	54
Total financial liabilities	**10,056**	**9,170**	**9,901**

45

46 MAIN DEFINITIONS Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalised leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. EBITDA Adjusted is calculated as EBITDA adjusted on non-recurring items that materially affect year-on-year comparison, reconciliation to EBITDA and list of non-recurring items are presented in the reconciliation tables in Attachment C below. EBITDA Adjusted margin is calculated as EBITDA Adjusted divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalised leases. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, Operational Capex, net debt, equity free cash flow, local currency growth) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof.